ROPES & GRAY LLP
PRUDENTIAL TOWER
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April 26, 2013	Chetan Aras
(617) 235-4814
chetan.aras@ropesgray.com

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Attn:  Howie Hallock, Esq.

Re: Martin Currie Business Trust (Registration No. 811- 08612) — Responses to Comments Regarding Registration Statement on Form N-1A

Dear Mr. Hallock:

On August 28, 2012, the Martin Currie Business Trust (the “Trust” or the “Registrant,” and each of its series, a “Fund”) filed Post-Effective Amendment No. 20, the Trust’s annual updating amendment (the “Amendment”), to its Registration Statement on Form N-1A (the “Registration Statement”), pursuant to Section 8(b) of the Investment Company Act of 1940, as amended (the “1940 Act”).  On October 15, 2012, you provided, via telephone, oral comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the Amendment.  We respectfully submit this comment response letter on behalf of the Trust in response to your comments of October 15th and have, for your convenience, summarized the Staff’s comments, followed by the Trust’s responses, below.  These responses have been reflected, to the extent applicable, in Post-Effective Amendment No. 21 (the “Revised Amendment”) to the Trust’s Registration Statement, which has been filed today pursuant to Section 8(b) of the Investment Company Act of 1940, as amended.

Comments to the PPM:

1.                                      Comment:  The Staff notes a discrepancy between the “Total Annual Fund Operating Expenses” listed in the fee table in the fund summary for each Fund as compared to the “Operating gross expenses to average net assets” listed in the Financial Highlights section of the prospectus.  Please provide an explanation for this discrepancy and consider refilling the Amendment with any required corrections.

Response: The “Total Annual Fund Operating Expenses” as listed in the fee table in the fund summary for each Fund was inadvertently populated with monthly estimated expenses rather than actual expenses.  The “Operating gross expenses to average net assets” listed in the Financial Highlights section of the prospectus (which corresponds to the Trust’s annual report for the fiscal year ended April 30, 2012) reflects the correct figures and the fee tables in the PPM have been corrected accordingly in the Revised Amendment.

2.                                      Comment:  The Staff notes that MCBT Global Equity Fund and MCBT All Countries World ex U.S. Fund do not have assigned EDGAR Series ID codes.  Please consider creating EDGAR Series ID codes for MCBT Global Equity Fund and MCBT All Countries World ex U.S. Fund and refilling the Amendment with reference to those codes.

Response:  The Revised Amendment was filed on the date hereof with reference to the EDGAR Series ID codes for the MCBT Global Equity Fund and MCBT All Countries World ex U.S. Fund.

3.                                      Comment:  The Staff notes the following statement which appears in the inside cover of the PPM: “No sales made via this document shall under any circumstances create an implication that there has been no change in any matters discussed in this document or in the SAI since the date above.”  Please either remove this statement or modify it to indicate that if there is a material change to the document, investors would be notified or provided with an appropriate supplement.

Response:  The noted statement has been removed in the Revised Amendment.

4.                                      Comment:  The Staff notes the following statement which appears as the second line of the second full paragraph on page 49 of the PPM under the heading “Management of the Trust”: “As a shareholder of these kinds of investment vehicles, a Fund may indirectly bear fees which are in addition to the fees the Fund pays its own service providers.”  Please revise the disclosure to provide an explanation of what this statement means and in particular, whether “own service providers” would also include investment advisers or managers.

Response:  The noted statement has been revised as follows in the Revised Amendment (new language denoted by underlining and deletions by ~~strikethrough~~):

“As a shareholder of these kinds of investment vehicles, a Fund may indirectly bear fees and expenses which are in addition to those incurred directly at the Fund level, including potentially bearing two levels of advisory, administrative, custodial or other fees paid to ~~which are in addition to the fees the Fund pays its own~~ service providers.”

5.                                      Comment:  The Staff notes the following statement which appears on page 2 of the PPM: “The Fund’s investment strategy and performance are benchmarked against the Morgan Stanley Capital International EAFE Index (gross of dividends) (the “MSCI EAFE Index”), an index of securities traded in Europe, Australasia and the Far East weighted by market capitalization.”  Please provide an explanation of what the “gross of dividends” means as used in the preceding sentence.

Response:  The term “gross of dividends” refers to the fact that the MSCI EAFE Index is calculated using a total return methodology.

6.                                      Comment:  The Staff notes the following statement which appears in the “Principal Investment Strategies” section for the MCBT Global Equity Fund: “The Fund will invest at least 40% of its net assets in securities traded in foreign and domestic securities markets with particular consideration given to securities principally traded in North American, Japanese, European, Pacific and Australian securities markets.”  Please confirm whether the 40% limitation in the preceding sentence should be in reference to foreign securities only.

Response:  The Trust notes that the MCBT Global Equity Fund is not currently active and hereby undertakes that the Fund’s geographic concentration test will be revised prior to the commencement of the Fund’s operations and will be provided to potential investors prior to any investment in the Fund.

7.                                      Comment:  The Staff notes the following statement which appears on page 36 of the PPM under the heading “Purchase of Shares”: “In particular, and without limiting the generality of the foregoing, the Manager may but shall not be obligated to reject an investment if, in the opinion of the Manager, the size of the investment and/or the transaction costs associated with the investment would cause a Fund to bear undue transaction expenses that would not be sufficiently recouped by any charges paid by the purchaser for the benefit of the Fund.”  Please provide an explanation of what this statement means.

Response:  The noted statement has been revised as follows in the Revised Amendment in response to the Staff’s comment (new language denoted by underlining and deletions by ~~strikethrough~~):

“In particular, and without limiting the generality of the foregoing, the Manager may, in its sole discretion, ~~but shall not be obligated to~~ reject an investment if, in the opinion of the Manager, the size of the investment and/or the transaction costs associated with the investment would cause a Fund to bear undue transaction expenses ~~that would not be sufficiently recouped by any charges paid by the purchaser for the benefit of the Fund~~.”

8.                                      Comment:  The Staff notes that there is no chairman of the Board of Trustees.  Please provide further disclosure on how the activities typically performed by a chairman are carried out.

Response:  The following disclosure has been added as the last sentence to the fifth paragraph under the heading “Management of the Trust” in the SAI:

“Although there is no chairman of the Board, currently many administrative tasks (including the setting of agendas) are often coordinated by, or at the direction of Jamie Skinner, the Interested Trustee.”

*     *     *

As requested, on behalf of the Trust, we acknowledge that: (i) the Commission is not foreclosed from taking any action with respect to this filing; (ii) the Commission’s staff’s review of this filing, under delegated authority, does not relieve the Trust from its full responsibility for the adequacy and accuracy of the disclosure in this filing; and (iii) the Trust will not assert the Commission’s staff’s review as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.  As indicated in the Commission’s June 24, 2004 release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed, and this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other matter involving the Trust.

Please do not hesitate to call me at 617-235-4814 if you have any questions or require additional information.

Sincerely,

/s/ Chetan Aras
Chetan A. Aras, Esq.

cc:                                Anthony Mcateer

Nigel Anderson

George B. Raine, Esq.

Jeremy Hill, Esq.